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CYNTHIA A. SHAFER
DIRECT DIAL (513) 723-4009
FACSIMILE  (513) 852-7895
E-MAIL - CASHAFER@VSSP.COM


                               September 28, 2005


Mr. Michael Clampitt
Senior Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

                  Re:      Greenville Federal Financial Corporation
                           Form SB-2, amendment number 1, filed July 12, 2005 File Number 333-126035

Dear Mr. Clampitt:

          On behalf of Greenville Federal Financial Corporation (the "Registrant") and Greenville Federal Savings and Loan Association (the "Association"), I have enclosed herewith a copy of Pre-Effective Amendment No. 2 to Form SB-2 ("Amendment No. 2"), which the Registrant has filed with the Securities and Exchange Commission (the "Commission") this date. The enclosed copy is marked to show changes from Pre-Effective Amendment No. 1 on Form SB-2 filed with the Commission on July 12, 2005.

          The following information is provided in response to the comment letter dated August 12, 2005, a copy of which is attached hereto, pertaining to the Registration Statement. The headings contained herein are the headings contained in the comment letter. The responses in this letter refer to the page numbers where revisions can be found in the marked copy of Amendment No. 2 being provided to staff members. (Please note that page numbers in cross references in the text will differ as they relate to the unmarked version.) Unless otherwise stated herein, defined terms have the same meanings as are assigned to such terms in the Registration Statement.



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Mr. Michael Clampitt
September 28, 2005
Page 2



PROSPECTUS COVER PAGE

1. REVISE THE FIRST SENTENCE OF THE FIRST PARAGRAPH TO STATE, "(T)HIS IS THE INITIAL PUBLIC OFFERING OF SHARES OF COMMON STOCK OF GREENVILLE FEDERAL FINANCIAL CORPORATION, A COMPANY TO BE FORMED IN CONNECTION WITH THE REORGANIZATION OF GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION INTO A MUTUAL HOLDING COMPANY FORM OF ORGANIZATION."

That sentence has been so revised, except to eliminate the words "to be" preceding "formed," as Greenville Federal Financial Corporation will have been chartered by the time the prospectus is printed.

2. IN THE THIRD SENTENCE YOU REFER TO THE MHC AS YOUR "PARENT." NORMALLY THE MUTUAL HOLDING COMPANY MIGHT BE REFERRED TO AS THE "PARENT" OF THE SAVINGS AND LOAN, BUT NOT OF THE HOLDING COMPANY ISSUING STOCK IN THE CONVERSION. SIMILARLY, YOU SEEM TO USE THE VOICE OF THE SAVINGS AND LOAN IN THE SECOND SENTENCE OF THE THIRD PARAGRAPH ON PAGE 1, RATHER THAN THE VOICE OF THE REGISTRANT. PLEASE REVIEW THE FILING, PARTICULARLY THE SUMMARY, TO ENSURE THAT YOU USE A CONSISTENT VOICE.

The use of the term "parent" has been eliminated. Throughout the document, all first-person statements have been changed to third-person voice when referencing Greenville Federal Savings and Loan Association.

SUMMARY, PAGE 1

3. PLEASE DELETE THE SECOND PARAGRAPH. THE SHORTENED FORMS THAT YOU USE NEED TO BE CLEAR FROM CONTEXT.

The second paragraph has been deleted. All references to "Greenville Federal" alone have been changed to "the Association."

ONE REASONS FOR THE REORGANIZATION, PAGE 2

4. ON PAGE 93, YOU SAY THAT A PRINCIPAL REASON FOR THE CONVERSION IS TO BETTER PLACE YOURSELF FOR FUTURE ACQUISITIONS OR TO BE ACQUIRED. PLEASE PROVIDE THIS INFORMATION HERE.

The reasons for the reorganization have been revised on page 3, and language that might be read to mean that the Association is contemplating being acquired has been eliminated on page 101 as such a transaction is not contemplated and is not a reason for the reorganization.

5. PLEASE AVOID IMBEDDED LISTS SUCH AS THAT IN THE FIRST PARAGRAPH. USE BULLET POINTS OR SOME OTHER TECHNIQUE THAT IS CLEAR FOR YOUR READER. NOTE ALSO FOR THE PRINCIPAL PARAGRAPH ON PAGE 93.

Bullets have been utilized on pages 3 and 101.



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Mr. Michael Clampitt
September 28, 2005
Page 3



HOW WE DETERMINED THE OFFERING RANGE . . . PAGE 4

6. PLEASE CLARIFY IN THE FOURTH PARAGRAPH THAT THESE VALUES ARE FOR THE COMPANY AND THE PEER GROUP COMPANIES ON A PARTIALLY CONVERTED BASIS, AS THE COMPANY WILL BE AFTER THE OFFERING.

The referenced paragraph and following table have been deleted as the information was not actually relied upon by the appraiser. The fully converted pro forma price-to-core earnings multiples were considered by the appraiser to be more reflective of the value of Greenville Federal.

7. WE NOTE THAT THE PRICE-TO-BOOK VALUES YOU GIVE FOR THE PEER GROUP ARE THE SAME ON BOTH A PARTIALLY AND FULLY CONVERTED BASIS. PLEASE RECONCILE THIS INFORMATION.

See response to comment 6.

8. FOR COMPARATIVE PURPOSES, PLEASE PROVIDE CONSISTENT TABULAR INFORMATION BETWEEN THE TWO TABLES. WE NOTE THAT YOU USE BOTH PRICE-TO-EARNINGS AND PRICE-TO-CORE-EARNINGS FIGURES.

See response to comment 6.

AFTER-MARKET PERFORMANCE . . . PAGE 6

9.  PLEASE INCLUDE A REFERENCE TO THE DETAILED FIGURES PROVIDED ON PAGE 103.

A reference has been added on page 6.

10.  PLEASE UPDATE THIS INFORMATION TO THE EXTENT FEASIBLE.

The after-market performance information has been updated on pages 5 and 6.

RISK FACTORS, PAGE 12

11. AT THE OUTSET, PLEASE PROVIDE A SEPARATE RISK FACTOR THAT REFLECTS YOUR HISTORY OF LOSSES. AT THIS RISK FACTOR OR IN THE SUMMARY, DESCRIBE THE PRINCIPAL REASONS FOR THIS SITUATION AND WHAT YOU PLAN TO DO TO BECOME PROFITABLE. WE NOTE IN THIS REGARD THAT YOU DO NOT MENTION THE UNUSUAL PENSION PLAN LOSSES UNTIL PAGE 40.

The first risk factor has been revised on page 13 to provide more information regarding the net income and net loss of the Association during the last three fiscal years and the reasons therefor. A reference to the part of the prospectus discussing plans to improve the Association's profitability has been added on page 14.



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Mr. Michael Clampitt
September 28, 2005
Page 4



12. PLEASE PROVIDE THE RISK YOU DESCRIBE BEGINNING IN THE SECOND PARAGRAPH IN A SEPARATE RISK FACTOR. IF YOU HAVE SOME IDEA OF HOW LONG IT WILL BE UNTIL YOU CAN OPTIMALLY INVEST THE FUNDS FROM THE OFFERING PLEASE DISCLOSE THIS INFORMATION.

The original risk factor has been kept as one risk factor rather than dividing it into two risk factors, but additional information regarding past earnings and losses has been added. The registrant believes that past income deficiencies are not a risk in themselves, as they are history and factored into the amount of stock being sold, but that such deficiencies are part of the consideration of the risk that the price of its stock will suffer in the future due to the possible inability of the Association - and therefore the registrant - to improve upon those earnings. The Association is unable to predict how long it will be until the funds from the offering are optimally invested.

INCREASED FORECLOSURES MAY HURT EARNINGS, PAGE 13

13. PLEASE INDICATE WHETHER THIS SITUATION HAS HURT EARNINGS AND GIVE THE UNDERLYING REASONS FOR THIS SITUATION.

Language has been added on page 14 to explain that such increased foreclosures have caused the Association to increase its provision for loan losses and resulted in an increase in net loan charge-offs, and that the Association is unable to attribute the increased foreclosures to any particular factor in its market area.

SELECTED FINANCIAL RATIOS AND OTHER DATA, PAGE 16

14. PLEASE TELL US HOW THE EFFICIENCY RATIO HAS BEEN CALCULATED. PLEASE REVISE THIS SCHEDULE TO INCLUDE THE DEFINITION OF THIS RATIO.

The definition of "efficiency ratio" has been added in footnote 3 on page 20.

PRO FORMA DATA, PAGE 22

15. PLEASE REVISE YOUR DISCLOSURE TO STATE THE EXISTENCE OF THE PUT OPTION WHICH WILL BE ESTABLISHED WITH THE CREATION OF THE EMPLOYEE STOCK OWNERSHIP PLAN REQUIRING THE EMPLOYER TO REPURCHASE SHARES ISSUED TO EMPLOYEES, AT FAIR MARKET VALUE. PLEASE REFER TO PARAGRAPH .23 OF SOP 93-6.

The put option has been described on page 30.

16. PLEASE REVISE YOUR DISCLOSURE TO INCLUDE THE DILUTIVE EFFECT THE ISSUANCE OF AUTHORIZED BUT UNISSUED SHARES OF STOCK WOULD HAVE INSTEAD OF OPEN MARKET PURCHASES TO FUND EXERCISES OF OPTIONS GRANTED UNDER THE STOCK OPTION PLAN.

The dilutive effect of authorized but unissued shares has been added on page 30.



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Mr. Michael Clampitt
September 28, 2005
Page 5



MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGE 30

17. PLEASE REVISE THE MANAGEMENT'S DISCUSSION AND ANALYSIS TO INCLUDE A SEPARATELY LABELED SECTION FOR OFF-BALANCE SHEET ARRANGEMENTS AND TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS AND THE DISCUSSION OF EACH. PLEASE REFER TO THE REQUIREMENTS OF ITEM 303 OF REGULATION S-B.

The registrant has no off-balance sheet transactions to disclose pursuant to
Item 303. A tabular disclosure of contractual obligations has been added on pages 53 and 54.

18. PLEASE REVISE THIS SECTION TO SPECIFICALLY ADDRESS THE FOLLOWING TRENDS AND MANAGEMENT'S PLAN TO CURE SUCH NEGATIVE TRENDS:

         -        RECURRING NET LOSS DESPITE POSITIVE INTEREST MARGIN

         -        NEGATIVE CASH FLOW FROM OPERATIONS

         REFER TO ITEM 303 OF REGULATION S-B.

The discussion of the depressed earnings in the last two fiscal years and the plans for increasing profitability have been expanded on pages 39 and 40.

AVERAGE BALANCE SHEETS, PAGE 40

19. PLEASE REVISE THE PRESENTATION TO DISCLOSE THE MAJOR CATEGORIES OF INTEREST BEARING LIABILITIES AS SPECIFIED IN GUIDE 3, SECTION I(A).

Such a presentation has been added on page 48.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 50

20. REVISE TO DISCLOSE WHETHER OR NOT THE COMPANY HAS USED, OR CONTEMPLATES USING IN THE FUTURE, DERIVATE OR HEDGING INSTRUMENTS.

Disclosure has been added on page 52.

MARKET AREA, PAGE 52

21. PLEASE PROVIDE POPULATION FIGURES FOR YOUR MARKET AREA.

Population figures have been added on page 56.



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Mr. Michael Clampitt
September 28, 2005
Page 6



ALLOWANCE FOR LOAN LOSSES, PAGE 56

22. PLEASE REVISE YOUR DISCLOSURE TO STATE HOW YOU DETERMINED THE AMOUNT OF EACH PORTION OF THE ALLOWANCE. PLEASE REFER TO GUIDE 3, ITEM IV(2).

Disclosure of the method used to derive portions of the allowance has been added on page 68.

DEPOSITS AND BORROWINGS, PAGE 72

23. REVISE TO DISCLOSE WHETHER OR NOT "BROKERED" DEPOSITS HAVE BEEN USED IN THE PAST OR ARE CONTEMPLATED IN THE FUTURE.

The prospectus states on page 77 that brokered deposits have not been used and are not contemplated.

LOANS AND OTHER TRANSACTIONS WITH OFFICERS AND DIRECTORS, PAGE 91

24. WHERE APPROPRIATE, PLEASE FULLY DESCRIBE THE POLICY UNDER WHICH THESE NONSTANDARD LOANS WERE MADE AND INDICATE WHETHER THIS POLICY IS STILL IN EFFECT.

More detailed description of the policy has been added on pages 98 and 99.

25. DISCLOSE SPECIFICALLY HOW THESE LOANS ARE DIFFERENT THAN THOSE AVAILABLE TO ORDINARY BORROWERS AND THE EXTENT TO WHICH THEY REPRESENT ADDITIONAL RISK THAN FOR SIMILAR LOANS.

On page 99, the prospectus explains that these loans are underwritten in the same manner as loans to members of the public and pose no more risk than similar loans to members of the public.

TAX EFFECTS OF OUR CORPORATE CHANGE . . . PAGE 96

26.  IN ADDITION, INDICATE THE BODY OF LAW BEING OPINED UPON.  REVISE

The body of law being opined upon is stated at the bottom of page 106.

LEGAL AND TAX OPINIONS, PAGE 119

27. PLEASE PROVIDE THE ADDRESS OF COUNSEL WHO HAS PASSED UPON THE LEGALITY OF THE ISSUE. SEE PARAGRAPH 23 OF SCHEDULE A TO THE 1933 ACT.

The address of counsel who passed upon the legality of the issue has been added on page 127.



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Mr. Michael Clampitt
September 28, 2005
Page 7



FINANCIAL STATEMENTS

GENERAL

28. PLEASE REVISE YOUR ACCOUNTING POLICIES TO INCLUDE DISCUSSION OF THE ACCOUNTING TREATMENT OF THE BANK OWNED LIFE INSURANCE POLICY. IN YOUR DISCLOSURE PLEASE SPECIFICALLY ADDRESS THE ACCOUNTING TREATMENT OF SURRENDER CHARGES. PLEASE REFER TO PARAGRAPH 4 OF FASB TECHNICAL BULLETIN 85-4.

Note A-11 to the financial statements has been revised to add a policy footnote on cash surrender value of life insurance on page F-16.

29. PLEASE REVISE THE FINANCIAL STATEMENTS TO DISCLOSE THE NATURE OF THE RESTATED AMOUNTS REFLECTED IN AMENDMENT NO. 1 FOR THE PERIOD AS OF AND FOR THE NINE MONTHS ENDED MARCH 31, 2005. PLEASE REFER TO PARAGRAPHS 36 AND 37 OF APB OPINION 20.

This comment is no longer appropriate as the filing has been updated with financial statements as of and for the year ended June 30, 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-2

30. PLEASE FILE AN AUDIT OPINION WHICH APPROPRIATELY REFERENCES THE STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES). REFER TO SEC RELEASE 34-49528.

The audit opinion, page F-2, has been revised to appropriately reference the standards of the Public Company Accounting Oversight Board.

STATEMENT OF OPERATIONS, PAGE F-7

31. PLEASE REVISE THE STATEMENT TO PRESENT THE BENEFIT PLAN TERMINATION FEE AS A SEPARATE LINE ITEM ON THE INCOME STATEMENT. REFER TO REGULATION S-X ARTICLE 9-.04 (14).

The statement of operations on page F-4 has been revised to include a separate line item for the benefit plan termination charge.

STATEMENT OF CASH FLOWS, PAGE F-7

32. PLEASE REVISE TO CLASSIFY THE INCREASE IN THE CASH SURRENDER VALUE OF LIFE INSURANCE AS AN OPERATING ACTIVITY. PLEASE REFER TO THE GUIDANCE NOTED IN PARAGRAPH 22(b) OF SFAS 95.

The statement of cash flows has been revised on page F-8 to classify the increase in the cash surrender value of life insurance as an operating activity.



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Mr. Michael Clampitt
September 28, 2005
Page 8



NOTE A:  SUMMARY OF ACCOUNTING POLICIES-LOANS RECEIVABLE, PAGE F-10

33. PLEASE REVISE YOUR DISCLOSURE REGARDING MORTGAGE SERVICING RIGHTS TO STATE THE LINE ITEM IN WHICH THE MORTGAGE SERVICING RIGHTS ARE BEING PRESENTED ON THE BALANCE SHEET.

Disclosure has been revised in Note A-3 on page F-12 to indicate that the mortgage servicing rights are included with the balance sheet line item "Prepaid Expenses and Other Assets."

NOTE B:  INVESTMENT AND MORTGAGE BACKED SECURITIES, PAGE F-17

34. PLEASE TELL US THE FACTORS MANAGEMENT SPECIFICALLY CONSIDERED IN EVALUATING THE EXISTENCE OF AN OTHER THAN TEMPORARY IMPAIRMENT OF THE ASSET MANAGEMENT FUND. IN YOUR RESPONSE, PLEASE SPECIFICALLY ADDRESS THE FOLLOWING FACTORS:

         -        DESCRIPTION OF THE NATURE OF THE INVESTMENT RISKS

         - HOW MANAGEMENT DETERMINED THAT THE LOSS WAS TEMPORARY DESPITE BEING IN A LOSS POSITION FOR OVER TWELVE MONTHS

         - THE FINANCIAL CONDITION AND NEAR-TERM PROSPECTS OF THE INVESTMENT, INCLUDING ANY SPECIFIC EVENTS WHICH MAY INFLUENCE THE OPERATIONS OF THE ISSUER, SUCH AS CHANGES IN INTEREST RATES THAT MAY IMPAIR THE EARNINGS POTENTIAL OF THE INVESTMENT

         - MANAGEMENT'S INTENT AND ABILITY TO RETAIN THE INVESTMENTS FOR A PERIOD OF TIME SUFFICIENT TO ALLOW FOR ANY ANTICIPATED RECOVERY IN MARKET VALUE, INCLUDING THE ANTICIPATED TIMELINE FOR RECOVERY OF THE INVESTMENT

         -        ANY IMPAIRMENT CHARGES TAKEN SUBSEQUENT TO MARCH 31, 2005

                  PLEASE REFER TO THE TECHNICAL GUIDANCE IN STAFF ACCOUNTING BULLETIN NO. 59 AND SFAS 115.

Management considered the following factors in its evaluation of an other-than-temporary impairment of the asset management fund (the "Fund"). The Fund invests primarily in short-term adjustable-rate mortgage-related securities, as well as U.S. Government and agency securities, repurchase agreements and bankers acceptances. Investment risks to the Fund are primarily related to interest-rate risk. Credit risk is not deemed to represent a significant factor, as the Fund invests in securities of high-quality issuers. Since its inception in 1991, the Fund has historically experienced fluctuations in its net asset value through changing interest rate cycles. Specifically, the Fund's net asset value has ranged from $10.04 to $9.72 over its history. The Association's investment in the Fund has a basis of approximately $9.94. The Fund's net asset value at June 30, 2005, was $9.75. A decline in the net asset value of the fund has occurred over the Association's past two fiscal years due to the increasing short-term interest rate environment. In a period of rising interest rates, management would expect the Fund to experience a short-term decline in fair value, followed by enhanced performance over an intermediate timeframe, as the investments comprising the Fund reprice at market interest rates. Management has the intent and the ability to retain its investment in the Fund over the period of time that the underlying assets reprice and the net asset value recovers. Based on management's current assessment that the


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Mr. Michael Clampitt
September 28, 2005
Page 9



Fund's fair value will return to the Association's cost value, the Association has not recorded any impairment charges in the period subsequent to March 31, 2005.

35. PLEASE REVISE YOUR DISCLOSURE TO NAME ANY SECURITY ISSUER, AND STATE THE AGGREGATE BOOK VALUE AND AGGREGATE MARKET VALUE OF THE SECURITIES, WHEN THE AGGREGATE BOOK VALUE OF THE SECURITIES EXCEEDS TEN PERCENT OF STOCKHOLDERS' EQUITY, AS OF THE END OF THE LATEST PERIOD REPORTED. PLEASE REFER TO GUIDE 3,
ITEM II(c).

The revisions have been made to Note B on page F-18.

NOTE D:  ALLOWANCE FOR LOAN LOSS, PAGE F-22

36. PLEASE REVISE YOUR DISCLOSURE TO PRESENT CHARGE-OFFS AND RECOVERIES ON A GROSS BASIS. REFER TO GUIDE 3, ITEM IV(A).

Note D has been revised on page F-25 to present charge-offs and recoveries on a gross basis.

NOTE H:  FEDERAL INCOME TAXES (CREDITS), PAGE F-25

37. PLEASE REVISE THIS FOOTNOTE TO EXPLICITLY STATE THAT MANAGEMENT BELIEVES THAT IT IS MORE LIKELY THAN NOT THAT THE RESULTS OF FUTURE OPERATIONS WILL GENERATE SUFFICIENT TAXABLE INCOME TO REALIZE THE REPORTED DEFERRED TAX ASSETS. REFER TO PARAGRAPH 17(e) OF SFAS 109.

Note H has been revised on page F-30 to state expressly that management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the reported deferred tax assets.

NOTE K:  BENEFIT PLANS, PAGE F-28

38. PLEASE PROVIDE US THE FOLLOWING INFORMATION REGARDING THE TERMINATED DEFINED BENEFIT PENSION PLAN:

         -        THE DATE THE TERMINATION OF THE PLAN WAS FINALIZED

         -        THE DATE PAYMENT WAS MADE TO THE PLAN ADMINISTRATOR

         -        HOW MANAGEMENT DETERMINED A LOSS HAD OCCURRED AS OF MARCH 31,
                  2005

         - THE IMPACT THE TERMINATION OF THE PLAN IS EXPECTED TO HAVE ON THE FUTURE FINANCIAL STATEMENTS

                  PLEASE REFERENCE ANY ACCOUNTING LITERATURE CONSIDERED.

Termination of the defined benefit pension plan was finalized on April 1, 2005. Payment was made to the plan administrator on June 24, 2005. Management determined the need for the final contribution expense as a result of a letter from the plan administrator indicating the withdrawal liability. Termination of the plan will result in a reduction of expense related to the plan, which



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Mr. Michael Clampitt
September 28, 2005
Page 10



amounted to $372,000 and $296,000 for the fiscal years ended June 30, 2005 and 2004, respectively (without consideration of the $312,000 termination fee in fiscal 2005).

NOTE N:  SUBSEQUENT EVENTS, PAGE F-31

39. PLEASE TELL US THE TERMS OF THE SALE OF THE INVESTMENT IN INTREIVE, INC. IN
YOUR RESPONSE, PLEASE ADDRESS THE FOLLOWING QUESTIONS: . . . .

The Association engaged Intrieve, Incorporated ("Intrieve"), in an outsourcing arrangement to provide data processing services. Each financial institutions utilizing the services of Intrieve, including the Association, were required to invest in 2,000 shares of Intrieve stock, at a cost of $15,000. The Association's investment in Intrieve shares represented less than 1.0% of the outstanding shares of Intrieve. Intrieve shares were not actively traded on any exchange and were carried at cost on the Association's financial statements for all periods prior to March 31, 2005. As a result of the acquisition of Intrieve by the John H. Harland Company, the Association was required to redeem its shares in Intrieve, which resulted in gross proceeds of $344,000 and a realized gain of $329,000. Management of the Association did not commit to a plan to sell its shares of Intrieve, nor did management actively seek a buyer of its shares of Intrieve.

EXHIBIT 8

40. PRIOR TO EFFECTIVENESS YOU WILL NEED TO FILE AN OPINION, RATHER THAN A FORM OF OPINION. PLEASE PROVIDE THIS ON THE LETTERHEAD OF THE LAW FIRM.

A signed opinion has been included as Exhibit 8.

41. WE NOTE THE LAST PARTIAL PARAGRAPH ON PAGE 5. WE ASSUME THAT KELLER & COMPANY DOES NOT TAKE ANY POSITION WITH RESPECT TO THE TAX APPLICATIONS OF THEIR CONCLUSION AS TO VALUE. WHILE YOU MAY WISH TO NOTE THE OPINION OF KELLER & COMPANY, IT DOES NOT APPEAR APPROPRIATE TO CONCLUDE THAT YOUR ASSUMPTION IS "SUPPORTED" BY THAT VALUATION. PLEASE REVISE THE OPINION APPROPRIATELY.

The opinion has been so revised on page 7 of the opinion.


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Mr. Michael Clampitt
September 28, 2005
Page 11



42. WE NOTE YOU UNDERTAKE NO RESPONSIBILITY TO UPDATE THIS OPINION PRIOR TO EFFECTIVENESS. SINCE THE OPINION MUST BE CURRENT AS OF THE DATE OF EFFECTIVENESS, EITHER DELETE THIS SENTENCE OR PROVIDE A NEW OPINION ON OR NEAR THE DATE OF EFFECTIVENESS.

The opinion has been revised on page 8 to state that we undertake no responsibility to update the opinion after consummation of the reorganization.

GENERAL

43. TO THE EXTENT THE EFFECTIVENESS OF THE REGISTRATION STATEMENT IS DELAYED, PLEASE REVISE TO INCLUDE UPDATED FINANCIAL INFORMATION UNDER RULE 310(g) OF REGULATION S-B.

The entire registration statement has been updated with June 30, 2005, information.

44. PLEASE ENSURE YOU INCLUDE AN UPDATED CONSENT FROM YOUR INDEPENDENT ACCOUNTANT IN THE SUBSEQUENT PRE-EFFECTIVE AMENDMENTS.

An updated consent has been included as exhibit 23.2.

         Please contact me at 513-723-4009 with any questions you may have concerning Amendment No. 2 or the preceding responses to the staff's comments.




                                                Very truly yours,

                                                /s/ Cynthia A. Shafer

                                                Cynthia A. Shafer

Enclosure

cc:      David Lyon (w/enclosure)
         Margaret E. Fitzgerald (w/enclosure)
         Donald Walker (w/enclosure)
         David Rochefort
         David Permut
         Lane Langford